Free Writing Prospectus (to the	Filed pursuant to Rule 433
Preliminary Prospectus	Registration Statement No. 333-217624 and
Supplement dated May 7, 2019)	333-217624-01

$500,000,000 of 3.700% Senior Notes due 2029

Final Term Sheet

May 7, 2019

Issuer:	Principal Financial Group, Inc. (the “Issuer”)

Expected Ratings (Moody’s / S&P)*:	Baa1 (stable) / A- (stable)
Issue:	3.700% Senior Notes due 2029 (the “Notes”) fully and unconditionally guaranteed by Principal Financial Services, Inc. (the “Guarantor”)
Offering Size:	$500,000,000
Coupon:	3.700% per annum
Trade Date:	May 7, 2019
Settlement Date:	May 10, 2019 (T+3)**
Maturity Date:	May 15, 2029
US Benchmark Treasury:	UST 2.625% due February 15, 2029
US Benchmark Treasury Price:	101-17
US Benchmark Treasury Yield:	2.448%
Spread to US Benchmark Treasury:	130 basis points
Re-offer Yield:	3.748%
Price to Public (Issue Price):	99.602%
Net Proceeds to Issuer (Before Expenses):	$494,760,000

Interest Payment Dates:	Semi-annually on May 15 and November 15 of each year, commencing on November 15, 2019 (long first coupon)
Optional Redemption:

The Issuer may redeem the Notes, at its option, at any time and from time to time, in whole or in part, as set forth in the Preliminary Prospectus Supplement dated May 7, 2019 to the Prospectus dated May 3, 2017 (collectively, the “Prospectus”). If the Notes are redeemed prior to February 15, 2029 (the “Par Call Date”), the redemption price will be equal to the greater of:

(a) 100% of the principal amount of the Notes to be redeemed; or

(b) an amount equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if the Notes matured on the Par Call Date, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus), plus 20 basis points, as calculated by an independent investment banker;

plus, in each case, accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

If the Notes are redeemed on or after the Par Call Date, the redemption price will be equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

Special Mandatory Redemption:	The Issuer will be required to redeem the Notes, in whole, at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest on the Notes to, but excluding, the redemption date under the circumstances described in the Prospectus under the heading “Description of the Notes — Special Mandatory Redemption.”

Conflicts of Interest:

As described under the caption “Use of Proceeds” in the Prospectus, the Issuer intends to use the net proceeds from this offering, together with other available cash, to pay the Closing Consideration (as defined in the Prospectus).   Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, is the Seller under the Purchase Agreement (each as defined in the Prospectus) and, accordingly, will receive the net proceeds from this offering. To the extent that any underwriter, together with its affiliates, receives more than 5% of the net proceeds of this offering, not including underwriting discounts and commissions, such underwriter would be considered to have a “conflict of interest” with respect to this offering pursuant to Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Pursuant to FINRA Rule 5121, the appointment of a qualified independent underwriter is not necessary in connection with this offering. No affected underwriter will confirm sales to any account over which it exercises discretionary authority without the prior written consent of the account holder.

CUSIP/ISIN:	74251V AR3/US74251VAR33
Joint Book-Running Managers:

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

BNP Paribas Securities Corp.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc. Wells Fargo Securities, LLC Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**The Issuer expects to deliver the Notes against payment for the Notes on or about the Settlement Date specified above, which will be the third (3rd) business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two (2) business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes on the date hereof will be required, by virtue of the fact that the Notes are expected to initially settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer and the Guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 800-831-9146, Goldman Sachs & Co. LLC at 866-471-2526, or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 800-294-1322.

Any disclaimer or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of the communication being sent via Bloomberg or another email system.